October 31, 1996

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited consolidated financial statements for the period ended September 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1996, and 1995, total revenues decreased slightly from $648,948 to $646,673 and total expenses decreased 1.8% from $387,712 to $380,551. Minority interest in income of real estate joint venture decreased 21.9% from $30,888 to $24,134. As a result, net income increased 5.1% from $230,348 to $241,988 for the three month period ended September 30, 1996, as compared to the same period in 1995. Occupancy levels for the Partnership's six mini-storage facilities averaged 86.8% for the three month period ended September 30, 1996, as compared to 87.8% for the same period in 1995. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $9,600 (2.7%) primarily as a result of lower maintenance and repair expenses, partially offset by higher yellow pages advertising costs. General and administrative expenses increased approximately $2,500 (7.1%) primarily as a result of higher incentive management fees. Incentive management fees, which are based on cash distributions to limited partners, increased as a result of an increase in these distributions.

For the nine month periods ended September 30, 1996, and 1995, total revenues increased 0.8% from $1,848,731 to $1,863,855 and total expenses increased
0.6% from $1,189,906 to $1,197,043. Minority interest in income of real estate joint venture decreased 21.4% from $85,363 to $67,095. As a result, net income increased 4.6% from $573,462 to $599,717 for the nine month period ended September 30, 1996, as compared to the same period in 1995. The increase in revenue is the result of an increase in rental income offset partially by a decrease in income from U-Haul commissions and sale of abandoned goods. Rental income increased as a result of higher unit rental rates. Operating expenses decreased approximately $6,800 (0.4%) due primarily to decreases in maintenance and repair, office expense and legal and professional fees, partially offset by increases in yellow pages advertising costs, real estate tax expense and salaries and wages. Office expenses decreased as the prior period included costs of some modest modifications to some rental offices. General and administrative expenses increased approximately $13,900 (9.6%) for the same reason as discussed above.

Effective with the fourth quarter 1995 distribution, the General Partners decided to increase distributions to an amount that yields an annualized return of 8% of limited partners' capital contributions from the previous 7% level. This action was the result of the Partnership's increased cash flow from the operations of its properties.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President